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Terrence O. Davis (404) 817-8531 terrence.davis@hklaw.com

August 16, 2017

VIA EDGAR
==========
Sumeera Younis
Division of Investment Management
Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
 Washington, DC 20549
RE:
Spinnaker ETF Trust (the "Trust"), with respect to Fieldstone Merlin Dynamic Large Cap Growth ETF ("Large Cap Growth ETF"), Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF ("Fixed Income ETF") and Fieldstone UVA Dividend Value ETF ("Dividend Value ETF") (each a "Fund" and collectively, the "Funds"), File Nos. 333-215942 and 811-22398

Dear Ms. Younis,
This letter is being filed to respond to the comments received from you on August 4, 2017, regarding the Trust's Pre-Effective Amendment ("PEA") No. 1 filed on June 23, 2017 on Form N-1A.
Set forth below is a summary of the comments received by the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") and the response of the Trust to each such comment. These responses will be reflected, to the extent applicable, in a PEA to the Trust's registration statement. Capitalized terms that are used and not otherwise defined herein shall have the meaning assigned to them in the Trust's registration statement.
Prospectus
1.	Comment. Please fill in the date on the cover pages of the Prospectus and SAI.
Response.  The dates have been added on both cover pages.
2.	Comment. Please confirm that the Expense Limitation Agreement referenced in Footnote 2 of the fee table will last until at least one year after the effective date of the registration statement.

Securities and Exchange Commission
August 16, 2017

Response.  The Expense Limitation Agreement referenced in Footnote 2 has been revised to last until at least August 31, 2018.
3.	Comment. In the principal investment strategy section for the Large Cap Growth ETF, please use the full name of the sub-adviser in the first instance.
Response.  The full name of Merlin has been inserted for the first reference to the Sub-Adviser.
4.	Comment. For the Large Cap Growth ETF, please explain why the $5 billion threshold is the basis for this particular market cap threshold.
Response.  The Registrant notes that the disclosure indicates that the Fund's holdings will typically be in issuers with market capitalizations of $5 billion or greater (emphasis added).  The Registrant intends this disclosure to be descriptive of the types of issuers in which the Fund will normally invest, and the disclosure is not intended to impose a further limitation on the Fund's investment universe (the Russell 1000® Index).
5.	Comment. Please consider removing the language ", but may at any given time invest in other sectors or none of these sectors", as the language does not describe a particular investment strategy.
Response.  The referenced disclosure has been removed.
6.	Comment. As there are several sector risks listed in the Large Cap Growth ETF's risk disclosure, please note whether the Fund will be concentrated in a particular sector.
Response.  Due to its investment strategy, the Fund will be invested in several sectors to a principal extent (greater than 5% of the Fund's net assets); however, the Fund will not be concentrated in any particular sector.
7.	Comment. For the portfolio managers' lengths of service, please include month and year of service.
Response.  The disclosure has been revised to reflect that the portfolio managers began providing services to the Funds in August 2018.
8.	Comment. Please confirm the size of the creation units and the price per share.
Response.  The Registrant confirms that a creation unit will consist of 50,000 shares and shares will have an initial price of $25.000 per share.
9.
Comment.  With respect to the affiliated fund risk, please confirm what procedures are in place to avoid potential conflicts of interests and misdealings.  Please consider adding disclosure in the document regarding such procedures.

Securities and Exchange Commission
August 16, 2017

Response.  The Registrant notes that any investments in affiliated funds will be subject to the sub-adviser's role as a fiduciary of the Funds and their shareholders.  The Funds' policies and procedures will monitor whether the sub-advisers' investments in affiliated funds are consistent with the sub-adviser's fiduciary obligations, and the Registrant's Chief Compliance Officer will monitor the sub-adviser's compliance with such policies and procedures.
10.	Comment. For the Dividend Value ETF, please confirm that any concentration issues from the Fund's investments are disclosed and that any concentration will not violate any provision of the 1940 Act.
Response.  The Registrant confirms that the disclosure properly discloses any concentration risk and that the Fund will adhere to the applicable 1940 Act requirements regarding concentration.
11.	Comment. In the chart labeled S&P 500 Sectors, please clarify that Funds/ETFs and Cash are not S&P 500 sectors.
Response.  The disclosure has been revised to insert footnotes to disclose that they are not S&P 500 sectors.
12.	Comment. On page 31 of the SAI, please insert the appropriate disclosure under the heading Potential Conflicts of Interest or remove the heading.
Response.  The appropriate disclosure has been added under the heading.
13.	Comment. On page 46 of the SAI, please update the date of creation units from May 31, 2017. Please also confirm that the shares per creation unit and the price per share are correct.
Response.  The disclosure has been revised to update the date to June 30, 2017.  The disclosure regarding the shares per creation unit has been revised to be consistent with the Prospectus.  The price per share is $25.00.
* * *
If you have any questions or comments, please contact the undersigned at 404.817.8531.  Thank you in advance for your consideration.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis